Ark Therapeutics

Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

30 September 2005

BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N. R C Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

Kuopio
London

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK
Registered in England 4313987

ARK THERAPEUTICS GROUP PLC

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE SEPTEMBER 1, 2005**
1.1	Form 288c – Change of Particulars for Director or Secretary dated September 8, 2005 in respect of Dr Bruce Carter
1.2	Form 88(2) - Return of Allotment of Shares dated September 29, 2005
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE SEPTEMBER 1, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated September 9, 2005 regarding Holding(s) in Company
2.1.2	Announcement dated September 9, 2005 regarding Holding(s) in Company
2.1.3	Announcement dated September 13, 2005 regarding Holding(s) in Company
2.1.4	Announcement dated September 26, 2005 regarding Change of Adviser
3.	**PRESS RELEASES SINCE SEPTEMBER 1, 2005**
3.1	Press release dated September 26, 2005 regarding Change of Adviser (see 2.1.4 above)

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4313987

Company Name in full ARK THERAPEUTICS GROUP PLC

Changes of particulars form *Complete in all cases*

Date of change of particulars (Day Month Year) 0 7 0 9 2 0 0 5

Name *Style / Title: Dr *Honours etc:

Forename(s): Bruce

Surname: Carter

† Date of Birth (Day Month Year) 1 4 0 6 1 9 4 3

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

79 New Cavendish Street

Post town: London

County / Region: Postcode: W1W 6XB

Country: UK

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Delete as appropriate.

Signed N.P. Plummer **Date** 8/9/05

(~~** director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Nick Plummer, Ark Therapeutics Group plc, 79 New Cavendish Street, London W1W 6XB

Tel 0207 388 7722

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4313987

Company name in full ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N R C Plummer Date 29/09/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	15:46 09-Sep-05
Number	1000R

RNS Number:1000R
Ark Therapeutics Group PLC
09 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

NOMURA INTERNATIONAL PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN PARAGRAPH 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

NORMURA NOMINEES LIMITED PRIN ACCT

5) Number of shares/amount of stock acquired.

NIL

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

6,000,000

8) Percentage of issued Class

4.71%

9) Class of security

ORDINARY SHARES

10) Date of transaction

6 SEPTEMBER 2005

11) Date company informed

8 SEPTEMBER 2005

12) Total holding following this notification

13) Total percentage holding of issued class following this notification

4.75%

14) Any additional information

NICK PLUMMER - +44(0)207 388 7722

15) Name of contact and telephone number for queries

NICK PLUMMER - COMPANY SECRETARY

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 SEPTEMBER, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	17:00 09-Sep-05
Number	1068R

RNS Number:1068R
Ark Therapeutics Group PLC
09 September 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

THE MERLIN FUND LP

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

HOLDING OF SHAREHOLDER ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

MERLIN GENERAL PARTNER LIMITED AS GENERAL PARTNER OF THE MERLIN FUND LP
MERLIN GENERAL PARTNER LIMITED MBSFLP ACCT

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
4,000,000

8) Percentage of issued Class
3.14%

9) Class of security

ORDINARY SHARES

10) Date of transaction

8 SEPTEMBER 2005

11) Date company informed

9 SEPTEMBER 2005

12) Total holding following this notification

3,582,290

13) Total percentage holding of issued class following this notification

14) Any additional information

NICK PLUMMER - +44(0)207 388 7722

15) Name of contact and telephone number for queries

NICK PLUMMER - COMPANY SECRETARY

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ..9 SEPTEMBER 2005.......

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Holding(s) in Company
Released	16:37 13-Sep-05
Number	2227R

RNS Number:2227R
Ark Therapeutics Group PLC
13 September 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

ARK THERAPEUTICS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

TVM IV GMBH AND CO. KG

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest

AS IN PARAGRAPH 2 ABOVE

4) Name of registered holder

STATE STREET NOMINEES LIMITED 3BD2 ACCT

5) Number of shares acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares disposed

1,000,000

8) Percentage of issued Class

0.79%

9) Class of security

ORDINARY SHARES

10) Date of transaction

12 SEPTEMBER 2005

11) Date company informed

13 SEPTEMBER 2005

12) Total holding following this notification

4,694,000

13) Total percentage holding of issued class following this notification

14) Name of contact and telephone number for queries

MARTYN WILLIAMS - +44 (0)207 388 7722

15) Name of company official responsible for making this notification

MARTYN WILLIAMS - CFO

16) Date of Notification

13 SEPTEMBER 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Change of Adviser
Released	18:16 26-Sep-05
Number	7813R

26 September 2005

Ark Therapeutics Appoints Piper Jaffray as Joint Financial Adviser and Broker

Ark Therapeutics Group plc (LSE: AKT), the specialist healthcare group, is pleased to announce that it has appointed Piper Jaffray Ltd. as the Company's joint financial adviser and joint broker.

-Ends-

For more information contact:

Ark Therapeutics Group plc
Nigel Parker, CEO / Martyn Williams, CFO
Tel: 020 7388 7722

Financial Dynamics
David Yates / Davina Langdale
Tel: 020 7831 3113

For further information about Ark please see www.arktherapeutics.com

END

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